BB 3/17 *

SECURI[illegible] SSION

05038501

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE.

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Century Securities Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**Missouri**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS 3/18

SD 3/22

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Century Securities Associates, Inc., for the year ended December 31, 2004, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN L. KEHRER
Notary Public — Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Dec. 3, 2005

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Karen L Kehrer
Notary Public

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ Notes to Consolidated Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation(not applicable).
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).
- ☒ (o) Supplemental Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2004

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2005

CENTURY SECURITIES ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 3,362,601
Due from carrying broker-dealer	1,019,493
Deferred tax asset	38,045
Office equipment, at cost, less accumulated depreciation of $120,037	27,748
Other assets	407,189
TOTAL ASSETS	$ 4,855,076

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$ 1,036,803
Payable to independent contractors	795,454
Accrued employee compensation	77,500
Accrued liabilities	158,813
TOTAL LIABILITIES	2,068,570

STOCKHOLDER'S EQUITY

Capital Stock — $.01 par value, authorized 1,000 shares, outstanding 800 shares	8
Additional paid-in capital	199,992
Retained earnings	2,586,506
TOTAL STOCKHOLDER'S EQUITY	2,786,506
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,855,076

See notes to financial statement.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Century Securities Associates, Inc. (the "Company") is a fully disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor accounts. Its major geographic area of concentration is the Midwest. The Company introduces its customers to another broker-dealer (See Note B) who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934.

Basis of Presentation

The Company is a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

The Company is included in the consolidated federal and state income tax returns filed by the Parent Company and its subsidiaries. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, was recorded through intercompany transactions with an affiliate, Stifel, Nicolaus and Company, Incorporated, also a wholly-owned subsidiary of the Parent Company, which makes the payments on behalf of the Parent Company and its subsidiaries. A local income tax payable is included in the caption "Accrued liabilities" on the accompanying Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial condition certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and for all other instruments for interim periods beginning after June 15, 2003. On November 7, 2003, the FASB staff issued FASB Staff Position No. 150-3 ("FSP No. 150-3"), which defers certain provisions of SFAS No. 150. The Company has adopted the effective provisions of SFAS No. 150 and FSP No. 150-3. The adoption of these provisions did not have an impact on the Company's Statement of Financial Condition.

NOTE B — RELATED PARTY TRANSACTIONS

The Company conducts its securities operations as a fully disclosed broker through an affiliated company, Stifel, Nicolaus & Company, Incorporated, ("the carrying broker-dealer"). Under the arrangement, the Company has a proprietary accounts of introducing brokers ("PAIB") agreement with the carrying broker-dealer. The Company receives a portion of the service fees and interest charged to its introduced customers by the carrying broker-dealer. At December 31, 2004, the due from carrying broker-dealer consisted of commissions receivable, and retained service fees net of brokerage and clearing expense, and the due to affiliate is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid on behalf of the Company. The Company reimbursed the Parent Company under a month-to-month lease agreement for office space and equipment rental.

NOTE C — NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2004, the Company had net capital of $2,428,141, which was 85% of aggregate indebtedness and $2,290,236 in excess of required net capital.

NOTE D — LEGAL PROCEEDINGS

The Company is a defendant in an arbitration, which arose from its usual business activities. Although the ultimate outcome of this action cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of this matter will have a materially adverse effect on the Company's Statement of Financial Condition. It is reasonably possible that this arbitration could be resolved in the next year and management does not believe such resolution will result in a loss materially in excess of the amount previously provided.

NOTE E — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. All execution and clearing services are performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The Company manages its risks associated with the aforementioned transactions through its carrying broker-dealer's monitoring of position, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate.

NOTE F — INCOME TAXES

The Company's deferred tax asset consists of the following temporary differences, at December 31, 2004:

Accruals, not currently deductible	$	25,674
Other		12,371
Deferred tax asset	$	38,045

At December 31, 2004, no valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax asset will be realized.

NOTE G — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan.

******

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY EXCHANGE ACT

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

In planning and performing our audit of the statement of financial condition of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) for the year ended December 31, 2004, (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d (2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2005